

May 30, 2013

<u>Via E-mail</u>
Mr. Mark Schumacher
Chief Accounting Officer
UDR, Inc.
1745 Shea Center Drive, Suite 200
Highlands Ranch, CO 80129

   RE: **UDR, Inc.**
      **File No. 001-10524**
      **United Dominion Realty, LP**
      **File No. 333-156002-01**
      **Form 10-K for the Fiscal Year Ended December 31, 2012**
      **Filed February 27, 2012**

Dear Mr. Schumacher:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35</u>

<u>Business Overview, page 37</u>

1. Please revise in future Exchange Act periodic filings to clarify that "Total Income per Occupied Home" as disclosed on pages 38 and 58 is a monthly amount.

Investing Activities, page 42

2.  We note you indicate that you have acquired various parcels of land for development. In future Exchange Act periodic reports, to the extent you hold a material amount of land, please discuss the amount of development the land could support.

Funds from Operations, Funds from Operations as Adjusted, and Adjusted Funds from Operations, page 47

3.  We note that your non-GAAP measure "funds from operations" includes adjustments for RE3 tax benefits and gain on sales, net of taxes, and any related valuation allowance release, which appears to be inconsistent with NAREIT's definition of FFO. Please tell us how you determined that your FFO measure is consistent with FFO as defined by NAREIT, or revise in future filings to rename your non-GAAP measure, and to reconcile net income (loss) to FFO as defined by NAREIT and FFO to your adjusted measure. Please provide us with your proposed disclosure.

4.  Please include a statement as to why management believes the presentation of FFO as adjusted provides useful information to investors regarding your financial position or results of operations in accordance with Item 10(e)(1)(i)(C). Please revise to describe specifically why the further adjustments made to FFO result in a measure that is also useful to investors. Please provide us with your proposed disclosure.

5.  We note your disclosure that management considers AFFO a useful metric for investors as it is more indicative of the Company's recurring operational cash flow than FFO or FFO as Adjusted. Please tell us how you determined that AFFO is not a liquidity measure.

UDR, Inc. Consolidated Statements of Operations, page F-5

6.  Please revise in future Exchange Act periodic filings to disclose, either in the notes or on the face of the consolidated statements of operations, amounts attributable to the parent for income (loss) from continuing operations and discontinued operations, or tell us how you have complied with ASC 810-10-50-1A. This comment also applies to the financial statements of United Dominion Realty, L.P.

Signatures

7.  In future Exchange Act periodic reports, please revise to clarify that Thomas W. Toomey is your principal executive officer, Thomas M. Herzog is your principal financial officer and Mark A. Schumacher is your principal accounting officer. Please refer to General Instruction D(2)(a) of Form 10-K.

Mr. Mark Schumacher
UDR, Inc.
May 30, 2013
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions on the financial statements or related matters. Please contact Sandra Hunter, Attorney-Advisor, at (202) 551-3758 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant